EXHIBIT 99.1

Brookfield Renewable Announces Medium-Term Note Redemption Price Information

All amounts in U.S. dollars unless otherwise stated

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, Sept. 11, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the following redemption price of the Medium-Term Notes described below (the “Notes”) (per C$1,000 of principal amount) which are to be redeemed by its subsidiary Brookfield Renewable Partners ULC on September 14, 2020:

        CDN$400,000,000, 4.79%, Series 8 Notes, due February 7, 2022
        (CUSIP No. 05572ZAA7)
        Redemption Price: C$1,053.44
        Accrued and unpaid interest: C$4.99
        Total Redemption Price and accrued and unpaid interest: C$1,058.43

All of the Notes are to be redeemed. The redemption is more fully described in the Company’s news release of August 13, 2020. Additional terms and conditions are contained in the notice of redemption that was provided to the registered holder of the Notes (CDS Clearing and Depository Services Inc.) (“CDS”) and the trustee, BNY Trust Company of Canada.

Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through CDS should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their representative brokerage firm or financial institution, which holds interests in the Notes on their behalf.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $550 billion of assets under management.

Contact information:

Media: Claire Holland Senior Vice President – Communications (416) 369-8236 claire.holland@brookfield.com	Investors: Cara Silverman Manager – Investor Relations (416) 649-8172 cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expect” and “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the expected consummation of the redemption on the redemption date. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.